Exhibit 12.0

UAL Corporation and Subsidiary Companies
Computation of Ratio of Earnings to Fixed Charges
and Ratio of Earnings to Fixed Charges and Preferred Stock Dividend Requirements

	Successor		Predecessor
	Three Months Ended March 31,	Period from February 1 to March 31,	Period from January 1 to January 31,
(In millions)	2007	2006	2006
Earnings (losses):
Earnings (loss) before income taxes & adjustments for minority interest and equity earnings/(losses) in affiliates	$(237)	$(221)	$22,846
Add (deduct):
Fixed charges, from below	272	189	63
Amortization of capitalized interest	—	—	1
Interest capitalized	(5)	(2)	—
Earnings (loss) as adjusted	$30	$34	$22,910
Fixed charges:
Interest expensed and capitalized and amortization
of debt discounts and issuance costs (a)	$206	$138	$41
Portion of rental expense representative
of the interest factor	66	51	22
Fixed charges, as above	272	189	63
Preferred stock dividend requirements (pre-tax) (b)	4	2	1
Fixed charges including preferred stock dividends	$276	$191	$64
Ratio of earnings to fixed charges	(c)	(c)	363.65
Ratio of earnings to fixed charges and preferred dividend requirements	(c)	(c)	357.97

(a)           Amortization of debt discounts includes amortization of fresh-start valuation discounts.

(b)          Successor Company 2007 dividends were adjusted using an estimated 2007 effective tax rate of approximately 36%.

(c)           Earnings were inadequate to cover both fixed charges and fixed charges and preferred dividend requirements by $242 million and $246 million, respectively, for the three months ended March 31, 2007 and by $155 million and $157 million, respectively, for the period from February 1 to March 31, 2006.